SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2005

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2005

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

JUNE 2005

Description	Page
Press Release, dated June 2, 2005 PSi Technologies Announces Appointment of Gordon J. Stevenson	3

Press Release, dated June 2, 2005
PSi Technologies Issues to Merrill Lynch Global Emerging Markets Partners, LLC a US$7.0 Million 4-Year Exchangeable Senior Subordinated Note	5

PSi TECHNOLOGIES ANNOUNCES APPOINTMENT OF

GORDON J. STEVENSON

Industry Veteran Joins Company as Chief Operating Officer and

Executive Vice President

South San Francisco, CA & Manila, Philippines – June 2, 2005 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, announced today the appointment of Gordon J. Stevenson as Chief Operating Officer and Executive Vice President. Stevenson, a Scot by birth, is an accomplished operations and turnaround specialist with over 30 years of experience in the semiconductor and manufacturing industries at companies such as GI Microelectronics (1973-1987) and Royal Philips Electronics (1987-2005).

Stevenson joined Philips in 1987 as Wafer Fabrication & Assembly Manager, and was later promoted to Plant Director in August 1991. He joined Philips Semiconductors Philippines in October 1992 on a turnaround assignment as Operations Director and Vice President, where he remained until transferring to the Philips Lighting Division. In August 1997, Stevenson was appointed General Manager and Technical Director of Philips’ Lighting Plant in Surabaya, Indonesia, one of the largest and most complex organizations in the Lighting Division. During his assignment in Indonesia, Stevenson was credited with returning the Surabaya Plant to profitability, earning a special commendation in 1998 from Cor Boonstra – then Philips President and Chairman of the Board of Management, and John Whybrow – then Philips Executive Vice President and President/CEO of the Lighting Division for his distinctive contribution during the Indonesian social, economic and political crisis. For his contributions to improving Philips’ business performance, Stevenson received the ASEAN (Association of Southeast Asian Nations) Best Executive 2001-2002 award in Jakarta, Indonesia. The Surabaya plant was awarded the Philips Quality Award - PBE Gold benchmark, in 2003. Upon completing his assignment in Indonesia, Stevenson was named General Manager of Philips & Yaming in Shanghai, China and Vice President of BU Lamp Asia Pacific Region, where he established and executed a turnaround blueprint to return the unit to profitability that enabled the Shanghai plant to win the Philips Bronze Award for Business Excellence.

Gordon’s experience in operations and in turning around businesses has made him an active proponent of Total Quality Management (TQM). He was the originator of the Philips Service Quality Program in 1992, which became the single largest Quality Improvement Competition with the Philips organization. In 2003, Stevenson authored a publication entitled “Confronting Conformance”, that has been widely documented and utilized throughout the Philips organization and cited in the Philips Quality Matters publication for its approach as a tool for business turnaround. The book is now mandatory reading for certain of Philips’ worldwide “Black Belt” training courses. In addition, he is a trained and qualified business excellence auditor to European Foundation for Quality Management (EFQM) standards, a skill he regularly utilized throughout Philips’ businesses worldwide.

“Gordon’s role as Chief Operating Officer and his wealth of experience will make him a central figure in executing our plan to return to profitability,” said Arthur J. Young, Jr., Chairman and

CEO. “As COO, Gordon will provide leadership, management, and vision to ensure proper operational controls, procedures, and systems. He will direct operational initiatives to effectively grow business and ensure financial strength and operating efficiency.”

About PSi Technologies Holdings, Inc.

PSi Technologies is an independent semiconductor assembly and test service provider focused on the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. PSi’s customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics.

For more information, visit the Company’s web site at www.psitechnologies.com or call:

Edison G. Yap, CFA

PSi Technologies Holdings, Inc.

(63-2) 837-7702; or

(63-917) 894-1335

egyap@psitechnologies.com.ph

Amy Cozamanis (General Information)

Financial Relations Board

(310) 854 8314

acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing, and political and social unrest. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

PSi TECHNOLOGIES ISSUES A US$7.0 MILLION 4-YEAR EXCHANGEABLE

SENIOR SUBORDINATED NOTE TO AN AFFILIATE OF MERRILL LYNCH

GLOBAL EMERGING MARKETS PARTNERS, L.P.

South San Francisco, CA & Manila, Philippines – June 2, 2005 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, announced that its Board of Directors approved today the issuance of a US$7.0 million 4-year Exchangeable Senior Subordinated Note to an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., the Company’s majority shareholder..

“The issuance of the Note is a key initiative to strengthen the Company’s balance sheet and to support the development and installation of sufficient capacities to meet projected demands for the Company’s Power QFN package,” said Arthur J. Young, Jr., Chairman and CEO.

The Note is issued by the Company’s principal operating subsidiary and matures in 2009. It accrues interest at 10 percent annually, net of Philippine withholding tax, and will be exchangeable into the Company’s common stock at a price of $1.00 per share. The exchange price is subject to reduction in the event the Company does not meet certain performance targets for the fourth quarter of 2005 and first quarter of 2006.

The proceeds of the Note will be used to partially finance capital expenditures related to the introduction of the Company’s Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables.

About PSi Technologies Holdings, Inc.

PSi Technologies is an independent semiconductor assembly and test service provider focused on the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. PSi’s customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics.

For more information, visit the Company’s web site at www.psitechnologies.com or call:

Edison G. Yap, CFA

PSi Technologies Holdings, Inc.

(63-2) 837-7702; or

(63-917) 894-1335

egyap@psitechnologies.com.ph

Amy Cozamanis (General Information)

Financial Relations Board

(310) 854 8314

acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing, and political and social unrest. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.